Writer's Direct Number	Writer's E-mail Address
(212) 756-2497	james.nicoll@srz.com

September 8, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Allicia Lam
	Re:	Aeroflex Holding Corp. Registration Statement on Form S-1 Filed April 6, 2010 File No. 333-165920 (the "Registration Statement")

Dear Ms. Lam:

        On behalf of Aeroflex Holding Corp. (the "Registrant"), we have filed simultaneously by EDGAR Amendment No. 4 to the above referenced Registration Statement ("Amendment No. 4") addressing comments contained in the Comment Letter (as defined below).

        This letter is in response to the comments of the Staff set forth in its letter dated July 15, 2010, concerning the Registration Statement (the "Comment Letter"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

        Our response to the Staff's comments set forth in the Comment Letter are as follows:

Recent Developments, page 5

1.
Given that you have provided projections of net sales, operating income and Adjusted EBITDA for the fiscal year ended June 30, 2010, please also tell us why you have not included projected net income (loss) and earnings (loss) per share. Refer to item 10(b)(2) of Regulation S-K.

  The Registrant notes that it has deleted the Recent Developments section of the Registration Statement because the Registration Statement has been updated to include audited financial statements as of and for the fiscal year ended June 30, 2010.

Acquisitions and Restructurings, page 50

2.
We note your response to prior comment 1. Since you completed the acquisitions of Willtek Communications and Radiation Assured Devices, and anticipate completing the acquisition of Advanced Control Components, after the date of your most recent financial statements included in your registration statement, please provide in this section of your prospectus sufficient disclosure regarding these acquisitions so that your investors can assess whether these acquisitions will materially affect your business, financial condition or results of operation.

  Revisions have been made in response to this comment with respect to Advanced Control Components, Inc. See pages 49 and F-65. The Registrant also respectfully submits that it is not required pursuant to Regulation S-X to include historical or pro forma financial statements for this acquisition in the Registration Statement.

  The Registrant notes that the acquisitions of Willtek Communications and Radiation Assured Devices, which were completed in May 2010 and June 2010, respectively, are reflected in the Registrant's audited financial statements as of and for the fiscal year ended June 30, 2010, which are included in the Registration Statement.

*****

        Amendment No. 4 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. The Registrant notes that in addition to the inclusion of audited financial statements as of and for the fiscal year ended June 30, 2010, the Registrant has updated its disclosure in the Registration Statement where applicable to include information with respect to its business, financial condition and results of operations as of and for the fiscal year ended June 30, 2010. We respectfully request your prompt review of Amendment No. 4 to the Registration Statement.

        If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call James Nicoll at (212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,
/s/ James Nicoll
James Nicoll

CC:	John Adamovich, Jr., Aeroflex Holding Corp. Michael R. Littenberg, Schulte Roth & Zabel LLP